Exhibit 99.1

Shanda Games Announces Retention of Special Committee Legal Counsel

Shanghai, February 17, 2014 — Shanda Games Limited (NASDAQ: GAME, “Shanda Games” or the “Company”), a leading online game developer, operator and publisher in China, today announced that in response to the preliminary non-binding proposal dated January 27, 2014 (the “Proposal”) to acquire the Company in a “going private” transaction, the special committee of independent directors (the “Special Committee”) has selected Sullivan & Cromwell LLP as its U.S. legal counsel.

As previously announced, the Proposal contemplates Shanda Interactive Entertainment Limited, the controlling shareholder of the Company, and an affiliate of Primavera Capital Limited (together, the “Consortium”) and other persons which may join the consortium, acquiring the Company for US$3.45 per class A or class B ordinary share, or US$6.90 per American depositary shares (each representing two class A ordinary shares) (each an “ADS”).

The Special Committee has not set a definitive timetable for the completion of its evaluation of the proposed transaction or any other alternative transaction (if any) and does not currently intend to announce developments unless and until an agreement has been reached. There can be no assurance that any definitive offer will be made by the Consortium or any other person, that any definitive agreement will be executed relating to the proposed transaction, or that the proposed transaction or any other transaction will be approved or consummated.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this press release that are not historical facts represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve inherent risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include, but are not limited to, the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5900-1548 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com